BURBERRY

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street N,W
Washington DC 2054[redacted]
USA

FILE NO: 82-34691

03003587

13 January 2003

SUPPL

Dear Sir/Madam

BURBERRY GROUP PLC ("the Company")

INFORMATION FURNISHED PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT 1934 ("EXCHANGE ACT")

The following information is being furnished to the Securities and Exchange Commission by the Company in order to maintain the exemption from Section 12(g) of the Exchange Act afforded to foreign private issuers under Rule 12g3-2(b) under the Exchange Act.

On 13 January 2003, the Company filed with the London Stock Exchange ("LSE") the following statement and which was made public by the LSE.

- Third Quarter Trading Update

The information set out in this letter and the documents enclosed herewith are being furnished under subparagraph (b)(1)(i) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Burberry is subject to the Exchange Act.

Yours faithfully

Michael Mahony
General Counsel & Secretary

PROCESSED
FEB 1 1 2003
THOMSON
FINANCIAL

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FILE NO: 82-34691

Company	Burberry Group PLC
TIDM	BRBY
Headline	Trading Statement
Released	07:01 13 Jan 2003
Number	PRNUK-1201

Burberry Group plc

Third Quarter Trading Update

January 13, 2003. Burberry Group plc reports on trading for its third quarter ended December 2002.

Highlights

* Strong performance across the business

* Total revenues increas ed by 33%, 18% underlying*

* Retail sales up 32% on an underlying basis, driven by existing and new store performance

* High single digit wholesale sales growth anticipated for the Spring/Summer 2003 season

* Licensing revenue up 9%

*Underlying figures are calculated at constant exchange rates and exclude the impact of the Asia acquisitions. Burberry acquired the operations of its primary distributors in Asia outside of Japan in January 2002 and July 2002 (the 'Asia acquisitions').

Commenting on the trading results, Rose Marie Bravo, Chief Executive, stated, 'The Company's strong performance in the third quarter reflects the strength of the Burberry brand and continued execution of our key growth initiatives by product, channel and region. Particularly notable is the performance of our directly operated stores in a challenging trading environment. These results confirm that the business remains on track to deliver on the objectives we set at the time of the IPO.'

Total revenues

Total revenues in the period increased by 33% (36% at constant exchange rates), or 18% on an underlying* basis (i.e. at constant exchange rates and excluding the impact of the Asia acquisitions) compared to the same period last year.

Retail

On an underlying basis, retail sales increased by 32%, driven by gains at existing stores and strong contributions from newly opened stores. Total retail sales increased 64%, boosted by the contribution from stores and concessions added as part of the Asia acquisitions. Retail operations accounted for approximately 63% of total revenue in the quarter. During the period, Burberry achieved outstanding growth in the US and UK markets. Exceptional product categories included gift-related items and cold weather classifications. The Company opened seven stores during the period, including flagship stores in New York and London (Knightsbridge), both of which enjoyed an enthusiastic consumer response. The Company also opened Burberry stores in San Jose, California and Orlando, Florida, as well as three outlet stores in the period.

Wholesale

Total wholesale sales were broadly unchanged on an actual and underlying basis during the period, partially reflecting the acceleration of deliveries into the first half compared to the prior year, as described in the interim statement. On the basis of the current order book, Burberry anticipates high single-digit wholesale sales growth for the Spring/Summer 2003 season. The majority of Spring/Summer merchandise shipments are concentrated in the fourth quarter of each financial year.

Licensing

Total licensing revenues in the quarter increased by 9% (7% on an underlying basis). As anticipated, royalties from the Japanese market reflected single-digit volume gains as well as increases in certain royalty rates. This volume gain is encouraging in light of the exceptional growth achieved in the comparable period last year and the lacklustre economic environment.

Burberry will provide a second half trading update on 15 April and release its preliminary results for the financial year to 31 March on 22 May.

Enquiries:

Burberry

Mike Metcalf	COO and CFO	020 7968 0411
Matt McEvoy	Strategy and IR	020 7968 0411

Brunswick

Susan Gilchrist 020 7404 5959

Charlotte Elston 020 7404 5959

*Underlying figures are calculated at constant exchange rates and exclude the impact of the Asia acquisitions. Burberry acquired the operations of its primary distributors in Asia outside of Japan in January 2002 and July 2002 (the 'Asia acquisitions').

Certain statements made in this trading update are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future results in forward looking statements.

This announcement does not constitute an invitation to underwrite, subscribe for or otherwise acquire or dispose of any Burberry Group plc or GUS plc shares. Past performance is not a guide to future performance and persons needing advice should consult an independent financial adviser.

END